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                                  GO2NET, INC.
                                1301 FIFTH AVENUE
                                   SUITE 3320
                                SEATTLE, WA 98101


                                        April 14, 1997

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  go2net, Inc. - Registration Statement on Form 8-A (File No. 000-22047)

Ladies and Gentlemen:

     We are writing to apply for the withdrawal of the Registration Statement on Form 8-A (Reg. No. 000-22047) (the "Form 8-A") of go2net, Inc. (the "Company"). The Form 8-A was mistakenly filed on April 10, 1997 under Section 12(g) of the Securities and Exchange Act of 1934. The filing's accession number is 0000950135-97-001763. The Company believes that such withdrawal is consistent with the public interest and the protection of investors.

     The Company would be pleased to provide additional information to the Commission to the extent it has subsequent questions or comments. Kindly address any such questions or comments to Michael J. Riccio, Jr. or Joseph Listengart of Hutchins, Wheeler & Dittmar, 101 Federal Street, Boston, MA 02110, telephone number (617) 951-6600.

                                        go2net, Inc.



                                        By: /s/ Manuel Rubio
                                           -------------------------------------
                                           Manuel Rubio, Director and Secretary